FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
CONFERENCE CALL
TUESDAY JANUARY 20, 2004 at 8:00 AM (Pacific) / 11:00 AM (Eastern)

VANCOUVER, CANADA – January 16, 2004 -- LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only independent, fully integrated premium beverage company, today announced that it will release third quarter earnings, before North American markets open, on the morning of January 20, 2004.

In conjunction with the Company's earnings release, you are invited to listen to a conference call, which will be held on Tuesday, January 20th, at 8:00 am Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-641-6654

If you are unable to participate during the live conference call, the call will be archived for 7 days. To hear a replay of the call, please dial 1-416-626-4100 and reference the reservation code # 21183048.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as Soy2O™, TREK®, Pez® 100% Juices™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, and Cool Canadian® Water

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2004 Leading Brands, Inc.

This news release is available at www.LBIX.com